12010408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

THOMAS WEISEL PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Montgomery Street
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaugn Stanley, Chief Financial Officer — (415) 364-2524
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

155 North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Shaugn Stanley, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Thomas Weisel Partners LLC and subsidiaries (the "Company"), as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2/27/2012

Chief Financial Officer
Title

State of California
County of Marin

On February 27, 2012, before me, Jennifer M. Sousa Notary Public personally appeared Shaugn Stanley who proved to me on the basis of satisfactory evidence to be the person ~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity ~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal

[signature]
Notary Public

JENNIFER M. SOUSA
Commission # 1901154
Notary Public - California
Marin County
My Comm. Expires Aug 23, 2014

THOMAS WEISEL PARTNERS LLC
AND SUBSIDIARIES

(SEC ID. NO. 8-51354)

Consolidated Statement of Financial Condition as of December 31, 2011 with Report of Independent Registered Public Accounting Firm

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
As of December 31, 2011

Consolidated Statement of Financial Condition Page

Report of Independent Registered Public Accounting Firm 1

Consolidated Statement of Financial Condition 2

Notes to Consolidated Statement of Financial Condition 3-9

Report of Independent Registered Public Accounting Firm

To the Member of Thomas Weisel Partners LLC

We have audited the accompanying consolidated statement of financial condition of Thomas Weisel Partners LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of Thomas Weisel Partners LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 28, 2012

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2011

(in thousands)

Assets		
Cash and cash equivalents	$	12,374
Portfolio management fees receivable (affiliated)		475
Investments		4,789
Due from affiliates		2,917
Loans and advances to financial advisors		1,724
Goodwill		23,314
Intangible assets, net		2,222
Other assets		55
Total assets	**$**	**47,870**
Liabilities and member's equity		
Accrued compensation	$	905
Accrued litigation		717
Accounts payable and other accrued expenses		1,790
Due to affiliates		677
		4,089
Member's equity		43,781
Total liabilities and member's equity	**$**	**47,870**

See accompanying Notes to Consolidated Statement of Financial Condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Thomas Weisel Partners LLC ("TWP"), together with its subsidiaries (collectively, the "Company"), is a Delaware limited liability company headquartered in San Francisco, California. TWP was formed on September 18, 1998 under the laws of the State of Delaware and is a wholly-owned subsidiary of Thomas Weisel Partners Group, Inc. (the "Parent"). TWP was formed as the brokerage and investment banking operation of the Parent. The Parent is a wholly-owned subsidiary of Stifel Financial Corp. ("Stifel"), a financial and bank holding company, which holds 100% of the outstanding stock of Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), a broker-dealer headquartered in St. Louis, Missouri.

TWP is a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the New York Stock Exchange, Inc., the American Stock Exchange, the Financial Industry Regulatory Authority ("FINRA") and the Ontario Securities Commission. TWP conducts certain of its activities through an affiliate with branch offices in Canada.

TWP introduces its private client customers' securities transactions on a fully disclosed basis to Stifel Nicolaus for clearance and settlement.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The consolidated statement of financial condition includes the accounts of TWP and its wholly-owned subsidiaries. Accordingly, all intercompany balances and transactions have been eliminated. The subsidiaries of TWP have been excluded from the computation of net capital.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of the Company's consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual amounts could differ from those estimates and such differences could be material to the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company considers money market investments and highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments – The Company's investments in auction-rate securities ("ARS") are recorded at fair value. The Company's other financial instruments, primarily cash and cash equivalents, receivables from affliates and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature or are subject to frequent repricing.

Goodwill and Intangible Assets – Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, the Company estimates the fair value of each of its reporting units (generally defined as the businesses for which financial information is available and reviewed regularly by management), and compare it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the Company is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected July 31 as its annual impairment testing date.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. See note 4 for further discussion.

Loans and Advances to Financial Advisors – The Company issued upfront notes to its key financial advisors. These loans are generally forgiven by a charge to compensation and benefits over a five- to ten-year period if the individual satisfies certain conditions based on continued employment and certain performance standards. The Company monitors and compares individual financial advisor production to each loan issued to ensure future recoverability. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance.

Stock-Based Compensation – The Company participates in an incentive stock award plan sponsored by Stifel that provides for the granting of stock units to the Company's employees. See Note 5 for a further discussion of the stock-based compensation plan.

Income Taxes – As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, the federal and state income taxes payable by Stifel have not been reflected in the accompanying consolidated statement of financial condition. Taxable years prior to 2005 are not subject to examination by foreign tax authorities.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

As of December 31, 2011, the Company had accrued interest of $0.5 million included in accounts payable and other accrued expenses in the consolidated statement of financial condition.

Foreign Currency Translation – Assets and liabilities denominated in non-U.S. currencies are translated at the rate of exchange prevailing on the date of the consolidated statement of financial condition and revenues and expenses are translated at average rates of exchange for the period.

Recently Adopted Accounting Guidance

Fair Value of Financial Instruments

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("Update") No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements," which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a rollforward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance for the disclosure on the rollforward activities for Level 3 fair value measurements became effective for the Company with the reporting period beginning January 1, 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Company's consolidated statement of financial condition. See Note 3 – Fair Value Measurements.

Recently Issued Accounting Guidance

Fair Value of Financial Instruments

In May 2011, the FASB issued Update No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," which generally aligns the principals of measuring fair value and for disclosing information about fair value measurements with International Financial Reporting Standards. This guidance is effective for annual reporting periods beginning after December 15, 2011 (January 1, 2012 for the Company). The Company is currently evaluating the impact the new guidance will have on its consolidated statement of financial condition.

3. FAIR VALUE MEASUREMENTS

The Company measures certain investments at fair value on a recurring basis.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The Company's financial assets measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments as of the reporting date.

- Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

- Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

The following is a description of the valuation techniques used to measure fair value.

Investments

Assets included in this category include ARS for which the market has been dislocated and largely ceased to function. ARS with unobservable inputs are reported as Level 3 assets. Investments in such securities are valued using discounted cash flow models utilizing certain observable inputs and represent management's best estimate of fair value, where the inputs require significant management judgment. ARS are valued based upon management's expectations of issuer redemptions and are valued using internal models. All of the Company's financial instruments at December 31, 2011 were classified as Level 3. There were no transfers between levels during the year ended December 31, 2011.

The following table summarizes the changes in fair value associated with Level 3 financial instruments during the year ended December 31, 2011 *(in thousands)*:

		ARS
Balance at January 1, 2011	$	**1,375**
Unrealized losses		(171)
Purchases		7,110
Sales		(2,900)
Redemptions		(625)
Net change		3,414
Balance at December 31, 2011	$	**4,789**

Fair Value of Financial Instruments

The following reflects the fair value of financial instruments recognized in the consolidated statement of financial condition at fair value at December 31, 2011 *(in thousands)*:

		Carrying Amount		Estimated Fair Value
Financial assets				
Cash and cash equivalents	$	12,374	$	12,374
Investments		4,789		4,789

The valuation techniques used in estimating the fair value of the Company's financial instruments as of December 31, 2011 are described above. These fair value disclosures represent the Company's best estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected losses, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

4. GOODWILL AND INTANGIBLE ASSETS

The carrying amount of goodwill and intangible assets is presented in the following table *(in thousands):*

Goodwill		
Balance at January 1, 2011	$	**17,995**
Net additions		5,319
Balance at December 31, 2011	$	**23,314**
Intangible assets		
Balance at January 1, 2011	$	**2,499**
Amortization of intangible assets		(277)
Balance at December 31, 2011	$	**2,222**

The adjustments to goodwill during the year ended December 31, 2011 are primarily attributable to adjustments to pre-acquisition contingencies based on facts that existed as of the acquisition date that would have affected the Company's estimate of the acquisition date fair value.

Amortizable intangible assets consist of an acquired customer relationship intangible asset, which will be amortized over 15 years.

5. EMPLOYEE INCENTIVE AND DEFERRED COMPENSATION PLANS

The Company's employees participate in the Stifel Nicolaus Wealth Accumulation Plan (the "Deferred Compensation Plan") that provides for the granting of stock units. Awards under this plan are granted at market value at the date of grant and generally vest ratably over a three- to seven-year vesting period. In addition, the Company's employees participate in the Stifel Nicolaus Profit Sharing 401(k) Plan (the "Profit Sharing Plan").

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Stifel ("Compensation Committee"), which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

The Deferred Compensation Plan is provided to certain revenue producers, officers, and key administrative employees of the Company, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into Stifel stock units with a 25% matching contribution by Stifel. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to seven-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Retirement Plans

Eligible employees of the Company who have met certain service requirements may participate in the Profit Sharing Plan, which is sponsored by Stifel Nicolaus. The Company may match certain employee contributions or make additional contributions to the Profit Sharing Plan at the discretion of Stifel.

6. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, the Company made a distribution to the Parent in the amount of $7.0 million.

At December 31, 2011, due from affiliates consists of receivables due from Stifel Nicolaus for commission receivables, an investment in an affiliate, and operating expenses that were paid by the Company on behalf of certain affiliated entities. At December 31, 2011, due to affiliates consists primarily of operating expenses that were paid on the Company's behalf by Stifel Nicolaus.

7. COMMITMENTS, GUARANTEES AND CONTINGENCIES

Guarantees

The Company's customer accounts are carried by Stifel Nicolaus. All execution and clearing services are performed by Stifel Nicolaus. The agreement between the Company and Stifel Nicolaus stipulates that if the Company's customers do not fulfill their contractual obligations to Stifel Nicolaus, the Company may be required to reimburse Stifel Nicolaus for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements. At December 31, 2011, no amounts are accrued or due to Stifel Nicolaus for customer losses.

TWP has entered into settlement and release agreements with certain customers, whereby it will purchase their ARS in exchange for a release from any future claims. At December 31, 2011, management estimates that TWP customers held $36.0 million par value of ARS, which may be repurchased over the next 5 years. The amount estimated for repurchase assumes no issuer redemptions.

TWP has recorded a liability for its estimated exposure for ARS repurchases based upon a net present value calculation, which is subject to change and future events, including redemptions. ARS redemptions have been at par, and management believes will continue to be at par over the remaining repurchase period.

Loss Contingencies

The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with its business. The outcome of matters the Company is involved in cannot be determined at this time and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, and a significant judgment could have a material adverse impact on the Company's consolidated statements of financial condition, operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of its business, including litigation that could be material to the Company's business.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

In management's opinion, based on currently available information, review with legal counsel, and consideration of amounts provided for in the Company's consolidated financial statements with respect to these matters, including the ARS matter described below, the ultimate resolution of these matters will not have a material adverse impact on its financial position. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period. For matters where a reserve has not been established and for which the Company believes a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, the Company believes that such losses will not have a material effect on its consolidated financial statements.

Auction-Rate Securities – On April 28, 2010, FINRA commenced an administrative proceeding against TWP involving a transaction undertaken by a former employee in which approximately $15.7 million of ARS were sold from a Thomas Weisel Partners Group, Inc. account to the accounts of three customers. FINRA alleged that TWP violated various NASD and FINRA rules, as well as Section 10(b) of the Securities Exchange Act and Rule 10b-5. TWP's answer denied the substantive allegations and asserted various affirmative defenses. TWP repurchased the ARS at issue from the customers at par. FINRA sought fines and other relief against TWP and the former employee.

On November 8, 2011, the FINRA hearing panel fined TWP $0.2 million for not having adequate supervisory procedures governing principal transactions in violation of NASD Rules 2110 and 3010 and ordered TWP to pay certain administrative fees and costs. The FINRA hearing panel dismissed all other charges against TWP and the former employee. On December 5, 2011, FINRA appealed the hearing panel's findings to the National Adjudicatory Council.

Based on currently available information and review with legal counsel, the Company adjusted the contingency reserve for the ARS matter at December 31, 2011.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CREDIT RISK OR MARKET RISK

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, Stifel Nicolaus. The amount receivable from or payable to the clearing broker in the Company's consolidated statement of financial condition represent amounts receivable or payable in connection with the trading of proprietary positions and the clearance of customer securities transactions.

In addition to the clearing broker, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their

obligations, the Company may be exposed to credit risk. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.

9. REGULATORY AND CAPITAL REQUIREMENTS

TWP is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Net Capital Rule") under the Exchange Act administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The net capital calculation is computed using an unconsolidated approach and is based solely on the unconsolidated financial results of TWP.

TWP has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that TWP maintain minimum net capital, as defined, of $0.25 million. These rules also require TWP to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. As of December 31, 2011, TWP's net capital was $9.3 million, which was $9.0 million in excess of its required minimum.

10. SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the consolidated statement of financial condition are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing statement of financial condition, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the consolidated statement of financial condition.

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